UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

                          SCHEDULE 13-G

           Under the Securities Exchange Act of 1934

                     (Amendment No. _____)*

                            CPI Corp.
                        (Name of Issuer)

                          Common Stock
                (Title of Class of Securities)

                           125-902106
                         (CUSIP Number)

                         January 8, 1998
     (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ] Rule 13d-1(b)

[ ] Rule 13d-1(c)

[X] Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

This report on Schedule 13-G contains 6 pages, of which this is Page 1.

1.  Names of Reporting Persons: Alyn V. Essman
    I.R.S. Identification Nos. of above persons (entities only).

2.  Check the Appropriate Box if a Member of a Group (See
    Instructions)

    (a)  [ ]

    (b)  [ ]

3.  SEC USE ONLY

4.  Citizenship or Place of Organization: U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With:

5.  Sole Voting Power:        681,913 at December 31, 1998

6.  Shared Voting Power:      0

7.  Sole Dispositive Power:   681,913 at December 31, 1998

8.  Shared Dispositive Power: 0

9.  Aggregate Amount Beneficially Owned by Each Reporting Person:
    681,913 at December 31, 1998

10. Check if the Aggregate Amount in Row (11) Excludes Certain
    Shares (See Instructions)  [X]

11. Percent of Class Represented by Amount in Row (11): 6.7% at
    December 31, 1998

12. Type of Reporting Person (See Instructions): IN

















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Item 1.

         (a) The name of the issuer is CPI Corp. ("Issuer")

         (b) The principal executive office is located at 1706
             Washington Ave., St. Louis, Missouri 63103.

Item 2.

         (a) The name of the person filing this statement is Alyn
             V. Essman.

         (b) The principal business office of Alyn V. Essman is 1706 Washington Ave., St. Louis, Missouri 63103.

         (c) This statement relates to the Common Stock of Issuer.
         (d) The CUSIP Number of the Common Stock is 125-902106.

Item 3.  If this statement is filed pursuant to Sub-section
         240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

         (a) [ ] Broker or Dealer registered under Section 15 of the Act (15 U.S.C. 78o);

         (b) [ ] Bank as defined in section 3(a)(6) of the Act (15
                 U.S.C. 78c);

         (c) [ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

         (d) [ ] An investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C.
                 80a-8);

         (e) [ ] An investment adviser in accordance with Section
                 240.13d-1(b)(1)(ii)(F);

         (f) [ ] An employee benefit plan or endowment fund in accordance with Section 240.13d-1(b)(1)(ii)(F);

         (g) [ ] A parent holding company or control person in accordance with Section 240.13d-1(b)(ii)(G);

         (h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C.
                 1813);

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         (i) [ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C.
                 80a-3);

         (j) [ ] Group, in accordance with Section
                 240.13d-1(b)(1)(ii)(J);

Item 4.  Ownership

         (a) Amount beneficially owned: 681,913 at December 31, 1998. (Excludes 40,000 shares of Common Stock beneficially owned by Mr. Essman's wife with respect to which Mr. Essman expressly disclaims beneficial ownership. Includes currently exercisable options to acquire 366,798 shares of Common Stock. In January and September 1999, Mr. Essman made two gifts totaling 111,100 shares to the Essman Family Charitable Foundation, and he disclaims beneficial ownership of such shares. In September 1999, Mr. Essman also gave another 38,900 shares of Common Stock to other charitable organizations.)

         (b) Percentage of class: 6.7% at December 31, 1998.

         (c) Number of shares as to which the person has:

             (i) Sole power to vote or direct the vote: 681,913 at December 31, 1998.
             (ii)  Shared power to vote or direct the vote:  0.
             (iii) Sole power to dispose or direct the disposition
                   of: 681,913 at December 31, 1998.
             (iv)  Shared power to dispose or direct the
                   disposition of:  0.

INSTRUCTION: For computations regarding securities which
             represent a right to acquire an underlying security see Sub-section 240.13d-3(d)(1).

Item 5.  Ownership of Five Percent or Less of a Class

         Not Applicable.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

INSTRUCTION: Dissolution of a group requires a response to this item.

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Item 6.  Ownership of More than Five Percent on Behalf of Another
         Person

         Not Applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent
         Holding Company

         Not applicable

Item 8.  Identification and Classification of Members of the Group

         Not applicable

Item 9.  Notice of Dissolution of Group

         Not applicable

Item 10. Certification

         Not Applicable.

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                            Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:        September 23, 1999

Signature:   /s/ Alyn V. Essman
             ------------------

Name/Title:  Alyn V. Essman
































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